UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month January 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated January 10, 2014.	2

Grifols, S.A.
Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

On 9 January, 2014, New York time, Grifols has concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis International AG (“Novartis”) for a total amount of US$ 1,675 million (€ 1,240 million). The transaction, which was announced by means of a Relevant Event on November 11, 2013, has received all required legal and regulatory approvals.

The transaction has been structured through a newly created 100% Grifols-owned subsidiary, Grifols Chiron Diagnostics Corp.

This strategic operation will strengthen Grifols’ Diagnostic Division, particularly in the United States with a very strong and specialized commercial organization. It also diversifies Grifols’ business by promoting an activity area that complements the Bioscience Division (plasma proteins). Novartis’ diagnostic business, which focuses on guaranteeing the safety of blood donations for transfusion or to be used in the plasma fractionating industry, complements and extends Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centers, with the most complete product portfolio in the immunohematology field: gel cards, multicard and the new genotyping technology from Progenika.

Grifols estimates pro-forma total annual revenues to approach US$1.0 billion (€740 million) for its Diagnostic Division after the closing of the transaction (including royalties).

As a result, the Diagnostic Division of Grifols will represent more than 20% of the group’s total income, compared to the current 4% and the company will accelerate its implementation of a new growth strategy based on promoting complementary activity areas. The transaction will increase Grifols’ workforce by approximately 550 employees as former Novartis employees are to be retained.

In Barcelona, 10 January 2014

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesús y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.a, Folio 119, Hoja 100.509, Inscrip. 1.a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 10, 2014